Exhibit 99.1

Company announcement – No. 15 / 2020

Zealand Pharma completes the acquisition of Valeritas

•	Zealand Pharma (NASDAQ: ZEAL) has acquired Valeritas Holdings, Inc. (NASDAQ: VLRX), a U.S. based commercial-stage company for a cash purchase price of $23 million

•	The marketed V-Go® wearable insulin delivery device, 110 employees, all supporting systems, processes and the majority of established contracts, and a site in Marlborough, Massachusetts, are transferred to Zealand Pharma

•	The purchase accelerates Zealand Pharma’s plans for establishing U.S. operations to support the anticipated launch of the dasiglucagon HypoPal® rescue pen

Copenhagen, April 2, 2020 – Zealand Pharma A/S (“Zealand” or the “Company”) (NASDAQ: ZEAL) (CVR-no. 20045078), a Copenhagen-based biotechnology company focused on the discovery and development of innovative peptide-based medicines, announces that the acquisition of substantially all assets of Valeritas Holdings, Inc. (NASDAQ: VLRX) has been completed for the cash purchase price of $23 million and the assumption of certain liabilities related to the ongoing business, pursuant to the terms of the stalking horse asset purchase agreement previously entered into with Valeritas and following approval by the U.S. Bankruptcy Court for the District of Delaware on March 20, 2020.

“We are thrilled to welcome more U.S. employees to the Zealand team, along with the opportunity to offer the V-Go® wearable insulin delivery device to help people manage their diabetes,” commented Emmanuel Dulac, President and Chief Executive Officer of Zealand Pharma. “The acquisition transforms Zealand into a fully-integrated biotech company with an established footprint in the U.S. diabetes market. We will work quickly to optimize our operations and ensure readiness for the potential launch of the dasiglucagon HypoPal® rescue pen in 2021.”

Zealand will update financial guidance with the announcement of Q1 results planned on May 14, 2020. That guidance will reflect the impact of the Valeritas acquisition as well as any known financial impact from the COVID-19 pandemic.

For further information, please contact:

Zealand Pharma Investor Relations

+45 50 60 38 00 investors@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

lpm@zealandpharma.com

V-Go® Wearable Insulin Delivery Device

V-Go is a simple, affordable, all-in-one basal-bolus insulin delivery device for adult patients requiring insulin that is worn like a patch and can eliminate the need for taking multiple daily shots. Learn more at www.go-vgo.com.

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) ("Zealand") is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes clinical license collaboration with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Søborg), Denmark. For further information about the Company's business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.

Safe Harbor/Forward-Looking Statements

The above information contains forward-looking statements that provide Zealand’s expectations or forecasts of future events, including in respect of the acquisition described herein and the integration of the acquired company. Such forward-looking statements are subject to risks, uncertainties and inaccurate assumptions, including the contingencies of the Section 363 process under the U.S. Bankruptcy Code and court approval thereunder, and the company’s ability to successfully on-board the contemplated acquired products and corporate personnel, which may cause actual results to differ materially from expectations set forth herein and may cause any or all of such forward-looking statements to be incorrect. If any or all of such forward-looking statements prove to be incorrect, our actual results could differ materially and adversely from those anticipated or implied by such statements. All such forward-looking statements speak only as of the date of this press release and are based on information available to Zealand as of the date of this release. Information contained in this press release concerning Valeritas Holdings, Inc. is taken from reports filed by such company with the U.S. Securities and Exchange Commission and has not been independently verified by Zealand Pharma.